Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-158220 and 333-240022) on Form S-8 of our report dated June 21, 2022, relating to the statement of net assets available for benefits of DaVita Retirement Savings Plan as of December 31, 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related supplemental schedules as of December 31, 2021 appearing in this Annual Report on Form 11-K of DaVita Retirement Savings Plan for the year ended December 31, 2021.
/s/ Moss Adams LLP
Everett, WA
June 21, 2022